Exhibit 99.2

PROXY STATEMENT

ZOOZ POWER LTD.

4B Hamelacha St.,

Lod, Israel

Annual General Meeting of Shareholders

To be Held on October 30, 2024

This proxy statement is being furnished to the holders of ordinary shares, ordinary shares, par value New Israeli Shekels (“NIS”) 0.00286 per share (“Ordinary Shares”) of ZOOZ Power Ltd. (“ZOOZ” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors”) of proxies for use at the Company’s Annual General Meeting of Shareholders, or at any postponements or adjournments thereof (the “Meeting”).

The Meeting will be held on Wednesday, October 30, 2024, at 4 PM (Israel time), at the Company’s offices at 4B Hamelacha St., Lod, Israel, for the following purpose:

1.	To approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited (“PwC”), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2024, and until the next annual general meeting of the Company’s shareholders and to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to set the remuneration of PwC, in accordance with the volume and nature of its services.

In addition, at the Meeting, shareholders will also have an opportunity to discuss the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2023; this item will not involve a vote of the shareholders.

The Board of Directors recommends that the shareholders vote “FOR” the proposed resolution.

Should changes be made to any item on the agenda for the Meeting after the publication of this proxy statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israel Securities Authority (the “ISA”).

RECORD DATE AND VOTING RIGHTS

Only shareholders of record at the close of business day on Monday, September 30, 2024, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to vote at the Meeting and at any postponements or adjournments thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specified by a shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder with respect to any proposal, the form of proxy will be voted “FOR” any such proposal and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all postponements or adjournments thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

A shareholder, whose Ordinary Shares are registered with a member of the TASE, and intends to vote his or her Ordinary Shares by proxy, should deliver or mail (via registered mail) his or her completed proxy to the Company’s offices, attention: Chief Financial Officer, together with an ownership certificate confirming his or her ownership of the Company’s Ordinary Shares as of the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she hold their Ordinary Shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requests. Such a request must be made in advance for a particular securities account. Alternatively, a shareholder who holds Ordinary Shares through members of TASE may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”), after receiving a personal identifying number, an access code and additional information regarding this Meeting from the member of the TASE and after carrying out a secured identification process, up to six (6) hours before the time set for the Meeting. If applicable, a shareholder may request instructions about such electronic voting from the TASE member through which he or she holds Ordinary Shares.

Joint holders of Ordinary Shares should take note that, pursuant to Article 21.3 of the Articles of Association of the Company (the “Articles”), subject to any applicable law, any joint holder of an Ordinary Share may vote at any meeting, in person or by proxy due to that share, as though they had been the only eligible shareholder. If more than one joint shareholder participates at the meeting in person or by proxy, the shareholder listed first in the shareholders register or the ownership certificate or another document as the Company’s Board of Directors determines for this purpose will vote due to that share, as applicable.

A proxy will be effective only if it is received at the Company’s office no later than 6:59 AM (Israel time) on October 29, 2024, or, in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 10 AM Israel time on October 25, 2024).

A shareholder may revoke the authority granted by execution of his or her proxy at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date (which revocation or new proxy will be effective only if it is received at the Company’s office no later than 6:59 AM (Israel time) on October 29, 2024, as noted above); (ii) electronically voting through the Electronic Voting System at a later date (but no later than six (6) hours prior to the time of the Meeting); or (iii) voting in person at the Meeting. However, attendance at the Meeting will not in and of itself constitute revocation of proxy, and if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy or electronic voting through the Electronic Voting System will not be revoked.

Proxies for use at the Meeting are being solicited by the Board of Directors mainly by mail and phone. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. In addition to solicitation by mail and phone, certain of the Company’s officers, directors, employees, consultants and agents may solicit proxies by telephone, electronic mail or other personal contact. None of the aforementioned officers, directors, employees, consultants or agents of the Company will receive additional compensation for such solicitation.

QUORUM

Two or more shareholders present in person, by proxy or by voting through the Electronic Voting System and holding together Ordinary Shares conferring in the aggregate twenty five percent or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time set for the Meeting a quorum is not present, the Meeting shall stand adjourned to Wednesday, November 6, 2024, at the same time and place. At such adjourned meeting, two or more shareholders present in person, by proxy or by voting through the Electronic Voting System and holding together Ordinary Shares conferring in the aggregate twenty five percent or more of the voting power of the Company, shall constitute a quorum and if no quorum is present at the adjourned meeting within 30 minutes of the scheduled adjourned meeting start date, the meeting will be held regardless of the number of shareholders participating.

REQUIRED VOTE AND VOTING PROCEDURES

Only holders of record of Shares at the close of business on Monday, September 30, 2024, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof. At such time, each issued and outstanding Share will be entitled to one vote upon the matter to be presented at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL

SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information as of September 24, 2024 regarding (i) persons or entities known to the Company to beneficially own more than 5% of the Company’s outstanding Ordinary Shares, (ii) each “office holder”1, as such term is defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”) of the Company (the “Office Holders”) known to the Company to beneficially own more than 1% of the Company’s issued and outstanding Ordinary Shares (to the extent applicable); and (iii) all Office Holders as a group.

The information contained in the table below has been obtained from the Company’s records or disclosed in public filings with the SEC.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Ordinary Shares.

The SEC defines “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. The “Number of Ordinary Shares Beneficially Owned” in the table below includes Ordinary Shares that may be acquired upon the (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to exercise of options or other rights (as set forth above) that are either currently exercisable or will become exercisable within sixty (60) days as of September 24, 2024. The Ordinary Shares that may be issued under these options are deemed to be outstanding for the purpose of determining the percentage owned by the person or group holding the options but are not deemed to be outstanding for the purpose of determining the percentage of ownership of any other person or group shown in the table. The shareholders listed below do not have any different voting rights from any of our other shareholders.

1 The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, the chief business officer, the vice chief executive officer, the deputy chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title and any manager who is directly subordinated to the chief executive officer. In addition to the current seven members of our Board of Directors, the Company defines an additional six individuals to be Office Holders.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Beneficially Owned(1)
Keyarch Global Sponsor Limited(2)	2,614,800	17.81%

Y.D More Investments Ltd.(3)	1,518,955	11.18%

The Phoenix Provident Funds(4)	1,266,601	9.50%

Afcon Electric Transportation Ltd.(5)	751,470	5.86%

Elah Fund(6)	674,332	5.29%

All Office Holders, including directors, as a group (consists of 9 persons)(7)	3,059,411	20.23%

(1)	Based upon 12,066,115 Ordinary Shares issued and outstanding as of September 24, 2024; does not include 4,000,000 ZOOZ earn out shares.

(2)	Based upon information provided by the shareholder in its Schedule 13D filed with the SEC on April 11, 2024. Includes (i) 150,000 Ordinary Shares held by Fang Zheng, (ii) 2,219,550 Ordinary Shares held by Keyarch Global Sponsor Limited (the “Sponsor”), and (iii) 245,250 Ordinary Shares issuable upon the exercise of private warrants held by the Sponsor. The warrants are exercisable beginning 30 days after completion of the business combination pursuant to that certain Business Combination Agreement, dated as of July 30, 2023 (as amended on February 9, 2024, March 8, 2024 and March 15, 2024, the “Business Combination Agreement”), by and among Keyarch Acquisition Corporation, ZOOZ and the other parties to the Business Combination Agreement, or May 4, 2024, until five years after such date, or May 4, 2029, and each warrant is exercisable for one Ordinary Share at an exercise price of $11.50 per share. Fang Zheng is a director and the majority shareholder of the Sponsor and therefore could be deemed to be the beneficial owner of all of the securities of the Company held of record by the Sponsor. Based upon such Schedule 13D, Fang Zheng disclaims any beneficial ownership of the reported shares held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly. Does not include 1,120,000 Ordinary Shares placed in escrow at the closing of the business combination and which may be released to the Sponsor if, during the earnout period, the Company achieves certain milestones detailed in the Business Combination Agreement. The principal business and principal office address of Mr. Zheng is as follows: c/o, Keywise Capital Management (HK) Limited, Room 3008-10, 30/F, Cosco Tower, 183 Queen’s Road Central, Hong Kong. The principal business and principal office address of the Sponsor is as follows: 275 Madison Avenue, 39th Floor, New York, New York 10016.

(3)	Based upon information provided by the shareholder in its Schedule 13G filed with the SEC on April 10, 2024. With respect to the Ordinary Shares reported in the Schedule 13G, the securities reported therein are held by More Provident Funds and Pension Ltd. or by More Mutual Funds Management (2013) Ltd. for the benefit of beneficiaries of various provident and pension funds or mutual funds, respectively, or by More Investment House Portfolio Management Ltd. for the benefit of various portfolio management clients. More Provident Funds and Pension Ltd., More Mutual Funds Management (2013) Ltd. and More Investment House Portfolio Management Ltd. are each controlled by Y.D. More Investments Ltd., which is controlled by (i) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company which he controls with Michael Meirov and Dotan Meirov, (ii) Eli Levy through Elldot Ltd., a wholly owned company, (iii) Yosef Levy and (iv) Benjamin Meirov. The address of the principal business office of (i) Y.D. More Investments Ltd. – 2 Ben-Gurion Street, Ramat Gan, Israel, (ii) More Provident Funds and Pension Ltd. – 2 Ben-Gurion Street, Ramat Gan, Israel, (iii) B.Y.M. Mor Investments Ltd. – 23 Tuval St., Ramat Gan, Israel, (iv) Eli Levy – 2 Ben-Gurion Street, Ramat Gan, Israel, (v) Yosef Levy – 2 Ben-Gurion Street, Ramat Gan, Israel, (vi) Benjamin Meirov – 32 Bazel St., Herzliya, Israel, (vii) Yosef Meirov – 18 Shevet Menashe St., Herzliya, Israel, (viii) Michael Meirov – 32 Ben Tzvi St., Herzliya, Israel, (ix) Dotan Meirov – 38 Nili St., Herzliya, Israel.

(4)	To the Company’s knowledge, as of immediately after the closing of the business combination. Includes 592,291 warrants (Series 3) of the Company (“Series 3 Warrants”) exercisable within 60 days of September 24, 2024.

(5)	To the Company’s knowledge, as of immediately after the closing of the business combination. Includes 377,821 Series 3 Warrants exercisable within 60 days of September 24, 2024.

(6)	To the Company’s knowledge, as of immediately after the closing of the business combination. Includes 70,725 Series 3 Warrants exercisable within 60 days of September 24, 2024.

(7)	The number of Ordinary Shares beneficially owned and the percent of Ordinary Shares beneficially owned include the Ordinary Shares beneficially owned by the Sponsor Limited as detailed in footnote (2) above. Excluding Boaz Weizer (the Company’s former CEO) who ceased service on June 1, 2024.

RESULTS OF THE MEETING

The preliminary voting results will be announced at the Meeting. The final voting results will be tallied by the Company’s Chief Financial Officer based on the information provided by the Company’s transfer agent or otherwise and will be published on a Form 6-K that we will file with the SEC and with the ISA after the Meeting.

PROXY MATERIALS

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at www.zoozpower.com. Information about the Meeting can also be found on the “Investor Relations” section of our website. The contents of our and any other website are not incorporated by reference into this Proxy Statement.

ITEM NO. 1

RE-APPOINTMENT OF INDEPENDENT AUDITOR

Background

The Companies Law and our Articles provide that an independent auditor of the Company shall be appointed at the annual general meeting of shareholders of the Company. The independent auditor shall serve in this position until immediately following the date of the next annual general meeting, or until such later time as determined at the annual general meeting, provided that the independent auditor shall serve no longer than until the end of the third annual general meeting after the annual general meeting in which such auditor was appointed. An independent auditor who has completed a period of appointment as aforesaid may be reappointed. The Company may appoint several independent auditors to conduct the audit jointly. In the event the position of an independent auditor has become vacant, and the Company does not have an additional independent auditor, the Board shall convene a special meeting of shareholders as soon as possible to appoint an independent auditor.

General

At the Meeting, shareholders will be asked to re-appoint Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited (“PwC”), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2024, and until the next annual general meeting of the Company’s shareholders and to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to set the remuneration of PwC, in accordance with the volume and nature of its services.

PwC has served as the Company’s independent registered public accounting firm since2018 and has no relationship with the Company or with any affiliate of the Company except as auditor, tax consultant and as a provider of other consultancy services.

As a result of the combined provisions of the Israeli law, the Articles and the Sarbanes-Oxley Act of 2002, the appointment of the independent registered public accounting firm requires the approval of the shareholders of the Company, and its remuneration requires the approval of the Board, following approval and recommendation by the Audit Committee. The Audit Committee and the Board have reviewed, and are satisfied with, the performance of PwC, and have approved and are recommending to shareholders to approve their re-appointment as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024, and until the next annual general meeting of the Company’s shareholders.

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the Company’s independent registered public accounting firm, PwC. These services may include audit services, tax services and other consulting services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, the Company’s independent registered public accounting firm and management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2023 were pre-approved by the Audit Committee in accordance with these procedures.

The following table presents the aggregate amounts of fees paid or to be paid by the Company to PwC for the services rendered in the fiscal years ended December 31, 2022 and 2023 (all amounts are in USD, thousand)

	2023	2022
Audit and audit related fees	45	45
Tax fees	6	6
All other fees	215	-
Total	266	51

“Audit and audit related fees” are fees for professional services rendered by our principal accountant in connection with the integrated audit (including review of internal control over financial reporting) of our consolidated annual financial statements and review of our unaudited interim financial statements, as well as professional services rendered by our principal accountant in connection with the audit and other assignments, including consultancy, comfort letters and consents with respect to registration statements filed with the SEC;

“Tax fees” are fees for services rendered by our principal accountant in connection with tax compliance and tax advice; and

“All other fees” are fees for other consulting services rendered by our principal accountant

Approval of the re-appointment of PwC as the Company’s independent registered public accounting firm is now being sought from the Company’s shareholders.

Required Vote

The affirmative vote of holders of Shares representing a majority of the Ordinary Shares present at the Meeting, in person, by proxy or through the Electronic Voting System, is required for the re-appointment of PwC as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2024, and until the next annual general meeting of the Company’s shareholders and to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to set the remuneration of PwC, in accordance with the volume and nature of its services.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that: (i) PwC be, and hereby is, re-appointed as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2024, and until the next annual general meeting of the Company’s shareholders; and (ii) to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to set the remuneration of PwC, in accordance with the volume and nature of its services.”

DISCUSSION REGARDING THE COMPANY’S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR 2023

At the Meeting, you will also have an opportunity to discuss the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2023. This item will not involve a vote of the shareholders.

The Company’s 2023 audited consolidated financial statements and auditor’s report, as well as the Company’s annual report on Form 20-F for the year ended December 31, 2023 (filed with the SEC on April 30, 2024), may be viewed on the Company’s website: http://www.zoozpower.com, through the EDGAR website of the SEC at www.sec.gov, through the ISA’s electronic filing system at: http://www.magna.isa.gov.il, or through the website of the TASE at: http://maya.tase.co.il. None of the independent auditors’ report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

/s/ Avi Cohen
Avi Cohen
Executive Chairman of the Board of Directors
Lod, Israel
September 25, 2024